One Real Title Strengthens its Presence in the Midwest

Digital closing platform now available in Michigan and Wisconsin

TORONTO & NEW YORK - January 23, 2024 -- The Real Brokerage Inc. (NASDAQ: REAX), the fastest-growing, publicly traded real estate brokerage, today announced that One Real Title is now live in Michigan and Wisconsin. With these additions, the digital closing platform built to empower real estate agents and their customers to experience a faster and more transparent closing process is now operational in 12 states across the U.S.

"At One Real Title, our vision is to redefine the real estate closing experience through the seamless integration of industry-leading technology that brings efficiency and transparency to what many view as one of the most stressful parts of buying and selling a home," said Christian Wallace, Real's Chief of Integrated Home Services. "Agents and consumers in Michigan and Wisconsin now have the opportunity to experience a new way to finalize a home purchase - one that delivers a streamlined process and exceptional service that goes beyond a typical closing service."

In addition to Michigan and Wisconsin, One Real Title is available in Arizona, Florida, Georgia, Minnesota, Nevada, North Dakota, Tennessee, Texas and Utah, and provides escrow services in California.

Through its Integrated Home Services, which today includes One Real Title and One Real Mortgage, Real is building an end-to-end solution through an easy-to-use app that will combine every touchpoint in the home buying and selling process into a single, seamless experience for agents and the consumers they serve. Through the initial version of the One Real app which launched last October, any consumer can apply to get pre-approved for a home mortgage, communicate directly with a loan officer and provide any necessary documentation directly through their phone. Additionally, consumers and their Real real estate agents can track the progress of their loan application from start to close. Eligible consumers can be approved and cleared to close on a home loan within 14 days.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding One Real Title's expansion of its operations into additional states.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns and One Real Title's ability to expand its operations into additional states. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

About One Real Title

Founded in 2019 as Expetitle, One Real Title streamlines the paper and time intensive settlement process through an in-app experience that allows agents and their clients to track the progress of their transaction, communicate and upload and store documents though a secure, collaborative environment. Real acquired the company in 2022 as part of its vision to provide agents and their clients with an end-to-end technology-driven search to close experience.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life's most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence in all 50 states throughout the U.S. and Canada, Real supports more than 14,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses.

Investor inquiries, please contact:

Ravi Jani

Vice President, Investor Relations and Financial Planning & Analysis

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

press@therealbrokerage.com

201.564.4221